EXHIBIT 99.2

CRYPTOLOGIC LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following report contains management’s discussion and analysis (“MD&A”) of CryptoLogic Limited’s consolidated results of operations and financial condition for the three months ended March 31, 2011 and should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes for the three months ended March 31, 2011 and the audited consolidated financial statements and accompanying notes and MD&A for the year ended December 31, 2010, which are available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.  All currency amounts are in U.S. dollars, unless otherwise indicated.  This MD&A is dated May 10, 2011.

CryptoLogic Limited and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us”, and “our” throughout this MD&A, unless otherwise specified.

Certain of the statements contained in this MD&A may contain forward-looking statements and forward-looking information within the meaning of applicable law, including the Securities Act (Ontario).  Statements regarding the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, future operations, future financial position, future revenues and projected costs are forward-looking statements or contain forward-looking information.  Words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are used to identify forward-looking statements or information.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties.  Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary significantly from what management currently foresees.  Accordingly, investors should exercise caution when considering any forward-looking statements or information herein and undue reliance should not be placed on such statements or information.  Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding government regulation, Internet viability and system infrastructure and reliability, market demand, internet security, reliance on internet service providers, competition, dependence on top licensees, chargebacks, risks inherent in doing business internationally, foreign exchange fluctuations, litigation, the Company’s ability to protect its proprietary technology, reliance on key employees, management’s ability to develop and manage growth, ability to integrate acquired businesses, stock volatility and liquidity. Investors are cautioned that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on forward-looking statements or information to make decisions with respect to the Company, investors should carefully consider the foregoing factors and other uncertainties and potential events.  The Company undertakes no obligation to update or revise any forward-looking statement or information, except as required by applicable law.

Additional information regarding the Company, including the Company’s annual information form and/or Form 20-F for the year ended December 31, 2010 are available at www.sedar.com or www.sec.gov.  Some figures and percentages may not total exactly due to rounding.

BUSINESS OVERVIEW

CryptoLogic is a publicly traded online gaming software developer and supplier servicing the Internet gaming market.  CryptoLogic, through its wholly-owned subsidiaries, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized client base (“licensees” or “customers”) around the world, who operate under government authority where their Internet businesses are licensed.

OVERVIEW OF RESULTS – FIRST QUARTER 2011

As of January 1, 2011, the Company adopted International Reporting Standards (“IFRS”) and the following disclosures and associated condensed consolidated financial statements are presented in accordance with International Accounting Standard 34, Interim Financial Reporting.  The comparative periods for the year ended December 31, 2010 have been restated in accordance with IFRS.  Comparative periods prior to January 1, 2010 (the Company’s date of transition) are presented in accordance with Canadian GAAP.  The following table presents selected financial data for each of the eight most recent financial quarters of the Company on a consolidated basis:

	IFRS	IFRS	IFRS	IFRS	IFRS	Canadian GAAP	Canadian GAAP	Canadian GAAP
	2011 Q1	2010 Q4	Q3	Q2	Q1	2009 Q4	Q3	Q2
(In thousands of US dollars, except per share data)
Hosted Casino	$5,219	$4,905	$5,552	$5,765	$5,754	$9,323	$7,558	$8,317
Branded Games	1,489	1,363	1,353	1,525	1,254	1,184	780	534
Poker	253	239	357	440	589	543	501	516
Other	103	147	59	207	723	(546)	1,214	1,368
Revenue before amortization	7,064	6,654	7,321	7,937	8,320	10,504	10,053	10,735
Amortization of royalties	(853)	(898)	(945)	(940)	(297)	(286)	(102)	(220)
Amortization of games	(195)	(243)	(281)	(258)	(382)	(288)	(360)	(375)
Revenue	$6,016	$5,513	$6,095	$6,739	$7,641	$9,930	$9,591	$10,140
Expenses
Operating	4,688	4,851	7,265	9,436	8,578	12,535	9,304	9,600
General and administrative	1,396	1,091	1,655	2,637	2,178	2,477	2,380	2,200
Reorganization	–	27	209	1,670	29	6,184	240	155
Impairment of capital assets	–	(295)	–	2,058	–	2,689	–	–
Impairment of long-term investments	–	–	–	–	–	2,337	–	3,961
Impairment of goodwill
and intangible assets	–	–	–	3,566	–	6,545	–	–
Depreciation and amortization	409	415	478	739	740	1,111	1,241	1,199
	6,493	6,089	9,607	20,106	11,525	33,878	13,165	17,115
Results from operating activities	(477)	(576)	(3,512)	(13,367)	(3,884)	(23,948)	(3,574)	(6,975)
Net finance income/(costs)	29	(204)	(92)	98	388	21	161	(199)
Other income	–	185	–	–	–	–	–	–
Loss before income taxes	(448)	(595)	(3,604)	(13,269)	(3,496)	(23,927)	(3,413)	(7,174)
Income tax expense/(credit)	180	277	115	142	123	3,431	15	(861)
Loss and total comprehensive loss
for the period	$(628)	$(872)	$(3,719)	$(13,411)	$(3,619)	$(27,358)	$(3,428)	$(6,313)
Total comprehensive loss attributable to:
Shareholders of the Company	(587)	(815)	(3,439)	(12,480)	(3,378)	(24,819)	(3,204)	(6,191)
Non-controlling interests	(41)	(57)	(280)	(931)	(241)	(2,539)	(224)	(122)
Total comprehensive loss
for the period	$(628)	$(872)	$(3,719)	$(13,411)	$(3,619)	$(27,358)	$(3,428)	$(6,313)
Loss per share
Basic	$(0.05)	$(0.06)	$(0.27)	$(0.97)	$(0.26)	$(1.98)	$(0.25)	$(0.46)
Diluted	$(0.05)	$(0.06)	$(0.27)	$(0.97)	$(0.26)	$(1.98)	$(0.25)	$(0.46)
Weighted average number of shares (000’s)
Basic	13,820	13,820	13,820	13,820	13,820	13,820	13,820	13,820
Diluted	13,820	13,820	13,820	13,820	13,820	13,820	13,820	13,820

RESULTS OF OPERATIONS - FIRST QUARTER 2011

Revenue

Revenue decreased 21.3% to $6.0 million for the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $7.6 million).

Hosted Casino

Hosted Casino revenue decreased 9.3% to $5.2 million for the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $5.8 million).  Hosted Casino revenue represented 86.8% of total revenue in Q1 2011 (Q1 2010: 75.3%).

The decrease in revenue is due primarily to a reduction in the contribution from a major licensee of $0.5 million.  The relative strength of the U.S. dollar did not have a material impact on Hosted Casino revenue for Q1 2011 when compared with the same period in the prior year.

Fees and licensing revenue from both our Hosted Casino and Branded Games businesses are calculated as a percentage of a licensee’s level of activity in its online casino site.  This is affected by the number of active players on the licensee’s site and their related gaming activity.  In addition, these results are influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensee’s marketing programs.  Hosted Casino and Branded Games revenue are also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollars, our functional currency.

Branded Games

Branded Games revenue increased 18.7% to $1.5 million for the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $1.3 million).  Branded Games revenue represented 24.8% of total revenue in Q1 2011 (Q1 2010: 16.4%).  During the quarter, the Company’s revenue producing games increased from 170 to 179 games.  The increase in Branded Games revenue is primarily due to the increased number of revenue producing games through an increased number of licensees and games per licensee, partially offset by a lower contribution from a major licensee.  The relative strength of the U.S. dollar did not have a material impact on Branded Games revenue when compared with the same period in the prior year.

Poker

Poker revenue decreased 57.0% to $0.3 million in the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $0.6 million).  Poker revenue represented 4.2% of total revenue in Q1 2011 (Q1 2010: 7.7%).  The decrease in Poker revenue is primarily due to a reduction in contribution from a major licensee.  The relative strength of the U.S. dollar did not have a material impact on Poker revenue when compared with the same period in the prior year.

The Company offers a “virtual” poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.  Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other Revenue

Other revenue includes fees for software customization, advertising and marketing services generated from our portal business and fees associated with our e-cash business.  Other revenue decreased 85.8% to $0.1 million for the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $0.7 million).  Other revenue represented 1.7% of total revenue in Q1 2011 (Q1 2010: 9.5%).  The decrease in Other revenue is due to a one-time termination fee from a licensee in Q1 2010.  The relative strength of the U.S. dollar did not have a material impact on Other revenue when compared with the same period in the prior year.

Amortization of Royalties

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

Amortization of royalties increased 187.2% to $0.9 million for the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $0.3 million).  Amortization of royalties represented (14.2)% of total revenue in Q1 2011 (Q1 2010: (3.9)%).  The increase in royalty amortization was as a result of the Company’s regular review of estimates of future revenue under its license arrangements which identified in Q2 2010 that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalty payments are amortized on a straight-line basis.

Player Restrictions

No revenue is derived from U.S.-based players.

Expenses

Operating Expense

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee stock options; licensee support; marketing, e-cash systems and support costs; customer service expense and expenses related to regulatory compliance.

Operating expense decreased 45.3% to $4.7 million for the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $8.6 million).  Operating expense represented 77.9% of revenue in Q1 2011 (Q1 2010: 112.3%).  The decrease in operating expense was primarily due to the Company’s reorganization plans resulting in reduced headcount related costs, consulting costs and IT infrastructure costs.  The relative strength of the U.S. dollar negatively impacted operating expense by $0.1 million when compared with the same period in the prior year.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

G&A expense decreased 35.9% to $1.4 million for the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $2.2 million).  G&A expense represented 23.2% of total revenue in Q1 2011 (Q1 2010: 28.5%).  The decrease in G&A expense was primarily due to the Company’s reorganization plans resulting in reduced rent and occupancy costs, decreased professional fees associated with our annual audit, compliance with Sarbanes Oxley and legal costs.  The relative strength of the U.S. dollar did not have a material impact on G&A expense when compared with the same period in the prior year.

Depreciation and Amortization

Depreciation and amortization expense is based on the estimated useful life and includes the depreciation and amortization of our investments in computer equipment, office furniture and equipment, leasehold improvements, goodwill, computer software and licenses, capitalized software development, customer lists, brand names and domain names.

Depreciation and amortization decreased 44.7% to $0.4 million for the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $0.7 million).  Depreciation and amortization represented 6.8% of total revenue in Q1 2011 (Q1 2010: 9.7%).  The decrease in depreciation and amortization was primarily due to less amortization on infrastructure assets as they become fully depreciated and reduced amortization on assets impaired.  The relative strength of the U.S. dollar did not have a material impact on depreciation and amortization when compared with the same period in the prior year.

Income Taxes

Income tax expense increased 46.3% to $0.2 million for the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $0.1 million).  The Company is subject to tax in many jurisdictions.  This results in a tax charge on transfer pricing of costs between group companies even in periods of overall losses.  The Company is actively working to reduce the number of its subsidiaries, which should reduce the overall tax burden.  The consolidated loss comprises of losses in some jurisdictions and income in others, which results in an income tax expense despite consolidated losses.

Non-Controlling Interest

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited.  As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Common Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  No additional shares of CEC have been or will be issued.  For more information, see the Management Information Circular dated April 23, 2007 available on www.sedar.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a non-controlling interest in the consolidated financial statements, as required under IFRS.

At the time of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively.  Since then, a total of 398,437 shares of CEC have been exchanged, with the remaining 934,131 shares of CEC being reflected as minority interest as at March 31, 2011.  Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all of the then outstanding CEC shares in return for CryptoLogic Limited shares.

Total Comprehensive Loss

Total comprehensive loss decreased 82.6% to $0.6 million or $(0.05) per diluted share for the three months ended March 31, 2011 when compared with the same period in the prior year (Q1 2010: $3.6 million or $(0.26) per diluted share).  The decrease in the loss was as a result of increased Branded Games revenue, decreased operating expense and G&A expense.  Partially offsetting these movements were decreases in Hosted Casino, Poker and Other revenue and increased amortization of royalties.

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has incurred significant operating losses of $21.3 million, $37.8 million and $38.1 million and negative cash flows from operations of $11.7 million, $17.8 million and $18.6 million for the three years ended December 31, 2010, 2009 and 2008, respectively, which resulted in a decrease in cash and cash equivalents to $10.6 million, $23.4 million and $36.3 million as of December 31, 2010, 2009 and 2008, respectively.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction in operating and general and administrative expense to $6.1 million in Q1 2011 from $12.1 million in Q2 2010, the last full quarter before this restructuring.  Management believes that the results of this restructuring have substantially mitigated doubts regarding the Company’s ability to continue as a going concern.

Management has considered expectations for future revenues and reduced operating and general and administrative expense and, on that basis, believes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business and, accordingly, it is appropriate to prepare the consolidated financial statements on a going concern basis.

Furthermore, having regard to expectations for future revenues, reduced operating and general and administrative expense, the completion of the Company’s reorganization plan and lower levels of future purchase commitments, management expects cash needs to be funded through existing cash resources and operating cash flow.

Net Cash Position

CryptoLogic remained debt-free in Q1 2011.  Cash and cash equivalents at March 31, 2011 were $14.5 million (December 31, 2010: $10.6 million).  The increase in net cash of $3.9 million is primarily due to an increase in income taxes receivable and payable of $3.9 million, a $1.0 million increase in jackpot provision and decreased prepayments of $0.5 million, partially offset by a decrease in trade payable and accrued liabilities of $0.9 million and an increase in security deposits of $0.3 million.

Net Cash Flow From/(Used in) Operating Activities

Cash flow from operating activities was $4.3 million for the three months ended March 31, 2011 (Q1 2010: $(4.0) million).  The cash flow from operating activities is mainly due to the increase in income taxes receivable and payable of $3.9 million and the decrease in prepayments of $0.5 million.

Investing Activities

Cash flow used in investing activities was $0.4 million for the three months ended March 31, 2011 (Q1 2010: $nil).  Cash flow used in investing activities was mainly due to an increase in security deposits of $0.3 million.

Financing Activities

Cash flow used in financing activities was $nil for the three months ended March 31, 2011 (Q1 2010: $nil).

Working Capital

Working capital at March 31, 2011 was $12.2 million (December 31, 2010: $12.4 million).

User Funds Held on Deposit

User funds held on deposit at March 31, 2011 was $4.1 million (December 31, 2010: $6.1 million).  The decrease was mainly due to the loss of a minor poker licensee which generated an immaterial amount of revenue.

Capitalization

Since inception, CryptoLogic has had neither debt nor unutilized credit facilities.  At March 31, 2011, CryptoLogic had 12,884,920 Common Shares outstanding (December 31, 2010: 12,879,920) and 498,750 stock options outstanding (December 31, 2010: 223,500).  The 12,884,920 outstanding Common Shares excludes 934,131 (December 31, 2010: 939,131) exchangeable shares (“Exchangeable Shares”) in CryptoLogic Exchange Corporation (“CEC”) which are entitled to be exchanged on a one-for-one basis for Common Shares of the Company.  Including the Exchangeable Shares of CEC, the outstanding Common Shares of the Company would be 13,819,051 (December 31, 2010: 13,819,051).  As of May 10, 2011 there were 12,913,720 Common Shares of CryptoLogic outstanding and 905,331 Exchangeable Shares in CEC outstanding.

As part of the 2007 reorganization, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic.  The Exchangeable Shares are, as nearly as practicable, the economic equivalent of Common Shares of CryptoLogic.  For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc.  The Exchangeable Shares can be exchanged for an equivalent amount of Common Shares of the Company at any time and are accounted for as a minority interest.  On June 1, 2014, the Company will redeem all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price.  The redemption price will be satisfied through the issuance and delivery of one Common Share of CryptoLogic for each Exchangeable Share.  CryptoLogic has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on matters to be voted on by CryptoLogic shareholders.  All outstanding options of CryptoLogic Inc. as of the date of the Arrangement were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc.  The Exchangeable Shares provide those shareholders with the same voting and dividend rights as the Common Shares of CryptoLogic.  No additional Exchangeable Shares will be issued and all exercises of stock options will give rise to the issue of additional Common Shares of CryptoLogic.

Cash Commitments and Contractual Obligations

Total cash commitments at March 31, 2011 were $6.6 million (December 31, 2010: $7.5 million).

The Company has operating lease agreements for premises expiring at various periods up to May 2020.  The future minimum annual rentals on the operating leases are as follows:

Nine months ended December 31, 2011	$905
2012	1,212
2013	899
2014	577
2015	393
Thereafter	579
Total	$4,565

The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2012 as follows:

Nine months ended December 31, 2011	$1,562
2012	504
Total	$2,066

RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market.  Research and development personnel comprised 17% of our workforce at March 31, 2011 (December 31, 2010: 18%).

CRITICAL ACCOUNTING ESTIMATES

CryptoLogic’s accounting policies are specified in the notes to our financial statements, in particular note 2.  The accounting estimates discussed below are considered particularly important, as they require judgments by management.  Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during Q2 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the three months ended March 31, 2011, amortization of $0.9 million (Q1 2010: $0.3 million) was recorded as a reduction of revenue.

Several of the Company's licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game.  Once a jackpot is won, the progressive jackpot game is reset with a predetermined amount.  The Company is liable for funding the jackpot wins as well as amounts required to reset the progressive jackpot game from the pool of funds collected and accrues the jackpot amount for all games on a monthly basis.  The reset amount is accrued, up to the predetermined amount, as wagering occurs.  The accrual for the jackpot at the consolidated balance sheet dates is included in trade payables and accrued liabilities.

At March 31, 2011, trade payables and accrued liabilities include $6.4 million in jackpot provisions (December 31, 2010: $5.4 million).  This amount is sufficient to cover the full amount of any required payout.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters.  Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome.  Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlements or awards under such claims are provided for when reasonably determinable.  Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.

The Company regularly reviews its long-term assets, comprising capital assets, intangible assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability generally requires the Company to estimate the fair value of the long-term asset, which requires the Company to make assumptions and judgments on several items including, but not limited to, the future cash flows that will be generated by these assets and the appropriate discount rate to apply to those cash flows.  Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

Accounting for both current and future tax requires the Company to make assumptions, judgments and estimates about current tax laws, which require certain interpretations of tax laws in several jurisdictions around the world as well as possible outcomes of current and future audits conducted by the respective tax authorities.  The Company has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities.  Although the Company believes our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of the current and any future tax audits could significantly impact the amounts provided for income taxes in its consolidated financial statements.

The Company’s assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income.  Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate.  Any of the assumptions, judgments and estimates mentioned above could cause the Company’s actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

The Company has a stock option plan where the amount of compensation expensed is determined using an option-pricing model.  In addition, the Company provided a long-term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria and the Company’s stock price.  Calculations for these plans with the necessary assumptions inherently mean judgments are required by management.

CHANGE IN ACCOUNTING POLICIES

Recently Issued and Adopted Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS would be required in 2011 for publicly accountable enterprises in Canada.

The adoption of IFRS has required the restatement of amounts reported by the Company for its previous year end, and of the opening balance sheet as at January 1, 2011.

The IFRS conversion project consisted of three phases which have been completed by the Company.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS.

Phase Two: Analysis and Development, involved detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review involved the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary, culminating in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

Impact on Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has completed an assessment of its internal controls over financial reporting and its disclosure controls and procedures.  There were no matters identified that materially affect, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Changes in Accounting Policies

The guidance for the first time adoption of IFRS is set out in IFRS 1 First-time adoption of International Financial Reporting Standards.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  The Company elected to take the following IFRS 1 optional exemptions:

•	To apply the requirements of IFRS 3 Business Combinations, prospectively for the Company’s date of transition.
•	To apply the requirements of IFRS 2 Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested at the date of transition.

The following unaudited condensed consolidated financial statements show the impacts of the differences between IFRS and Canadian GAAP as at the date of transition (January 1, 2010) and as at and for the three months ended March 31, 2010 and for the year ended December 31, 2010.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)
(Unaudited)

	Notes	Previous GAAP	Effect of transition to IFRS January 1, 2010	IFRS
ASSETS
Deferred tax assets		$1,549	$–	$1,549
User funds held on deposit	E	7,929	(7,929)	–
Property, plant and equipment	D	7,774	(4,948)	2,826
Intangible assets	D, B	4,342	4,564	8,906
Total non-current assets		21,594	(8,313)	13,821
Cash and cash equivalents		23,447	–	23,447
Security deposits		250	–	250
User funds held on deposit	E	–	7,929	7,929
Trade and other receivables		7,972	–	7,972
Current tax assets		681	–	681
Prepayments		9,426	–	9,426
Total current assets		41,776	7,929	49,705
Total assets		$63,370	$(384)	$62,986

EQUITY
Share capital		$33,916	$–	$33,916
Share options	A	7,633	(1,987)	5,646
Deficit		(4,753)	1,987	(2,766)
Total equity attributable to shareholders of the Company		36,796	–	36,796
Non-controlling interest	C	2,948	–	2,948
Total equity		39,744	–	39,744

LIABILITIES
Deferred tax liabilities	B	384	(384)	–
User funds held on deposit	E	7,929	(7,929)	–
Total non-current liabilities		8,313	(8,313)	–
Trade payables and accrued liabilities		13,156	–	13,156
Income taxes payable		2,157	–	2,157
User funds held on deposit	E	–	7,929	7,929
Total current liabilities		15,313	7,929	23,242
Total liabilities		23,626	(384)	23,242
Total equity and liabilities		$63,370	$(384)	$62,986

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)
(Unaudited)

	Notes	Previous GAAP	Effect of transition to IFRS March 31, 2010	IFRS
ASSETS
Deferred tax assets		$1,305	$–	$1,305
User funds held on deposit	E	7,777	(7,777)	–
Property, plant and equipment	D	7,236	(4,597)	2,639
Intangible assets	D, B	4,182	4,227	8,409
Total non-current assets		20,500	(8,147)	12,353
Cash and cash equivalents		19,410	–	19,410
Security deposits		250	–	250
User funds held on deposit	E	–	7,777	7,777
Trade and other receivables		6,785	–	6,785
Current tax assets		666	–	666
Prepayments		9,795	–	9,795
Total current assets		36,906	7,777	44,683
Total assets		$57,406	$(370)	$57,036

EQUITY
Share capital		$33,977	$–	$33,977
Share options	A	7,805	(1,856)	5,949
Deficit		(8,000)	1,856	(6,144)
Total equity attributable to shareholders of the Company		33,782	–	33,782
Non-controlling interest	C	2,646	–	2,646
Total equity		36,428	–	36,428

LIABILITIES
Deferred tax liabilities	B	370	(370)	–
User funds held on deposit	E	7,777	(7,777)	–
Total non-current liabilities		8,147	(8,147)	–
Trade payables and accrued liabilities		12,035	–	12,035
Income taxes payable		796	–	796
User funds held on deposit	E	–	7,777	7,777
Total current liabilities		12,831	7,777	20,608
Total liabilities		20,978	(370)	20,608
Total equity and liabilities		$57,406	$(370)	$57,036

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)
(Unaudited)

	Notes	Previous GAAP	Effect of transition to IFRS December 31, 2010	IFRS
ASSETS
Deferred tax assets		$864	$–	$864
User funds held on deposit	E	6,069	(6,069)	–
Property, plant and equipment	D	4,713	(2,128)	2,585
Intangible assets	D, B	95	2,115	2,210
Total non-current assets		11,741	(6,082)	5,659
Cash and cash equivalents		10,584	–	10,584
Security deposits		515	–	515
User funds held on deposit	E	–	6,069	6,069
Trade and other receivables		5,046	–	5,046
Current tax assets		730	–	730
Prepayments		8,942	–	8,942
Total current assets		25,817	6,069	31,886
Total assets		$37,558	$(13)	$37,545

EQUITY
Share capital		$34,129	$–	$34,129
Share options	A	7,826	(2,262)	5,564
Deficit		(25,140)	2,262	(22,878)
Total equity attributable to shareholders of the Company		16,815	–	16,815
Non-controlling interest	C	1,226	–	1,226
Total equity		18,041	–	18,041

LIABILITIES
Deferred tax liabilities	B	29	(13)	16
User funds held on deposit	E	6,069	(6,069)	–
Total non-current liabilities		6,098	(6,082)	16
Trade payables and accrued liabilities		13,060	–	13,060
Income taxes payable		359	–	359
User funds held on deposit	E	–	6,069	6,069
Total current liabilities		13,419	6,069	19,488
Total liabilities		19,517	(13)	19,504
Total equity and liabilities		$37,558	$(13)	$37,545

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
(Unaudited)

		Previous GAAP	Effect of transition to IFRS	IFRS
	Notes	Three months ended March 31, 2010
Total revenue		$7,641	$–	$7,641
Expenses:
Operating	A, F	8,086	492	8,578
General and administrative		2,178	–	2,178
Reorganization		29	–	29
Finance costs	F	15	(15)	–
Depreciation	D	580	(357)	223
Amortization of intangible assets	D	160	357	517
		11,048	477	11,525
Results from operating activities		(3,407)	(477)	(3,884)
Finance income	F	42	361	403
Finance costs	F	–	(15)	(15)
Net finance costs		42	346	388
Loss before income taxes		(3,365)	(131)	(3,496)
Income tax expense		123	–	123
Loss for the period		(3,488)	(131)	(3,619)
Other comprehensive income		–	–	–
Other comprehensive income for the period net of income tax		–	–	–
Total comprehensive loss for the period		$(3,488)	$(131)	$(3,619)
Total comprehensive loss attributable to:
Shareholders of the Company		(3,247)	(131)	(3,378)
Non-controlling interests		(241)	–	(241)
Total comprehensive loss for the period		$(3,488)	$(131)	$(3,619)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
(Unaudited)

		Previous GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Total revenue		$25,988	$–	$25,988
Expenses:
Operating	A, F	30,230	(100)	30,130
General and administrative		7,561	–	7,561
Reorganization		1,935	–	1,935
Impairment of property, plant and equipment		1,763		1,763
Impairment of intangible assets		3,566		3,566
Finance costs	F	65	(65)	–
Depreciation	D	2,047	(1,004)	1,043
Amortization of intangible assets	D	325	1,004	1,329
		47,492	(165)	47,327
Results from operating activities		(21,504)	165	(21,339)
Finance income	F	80	175	255
Finance costs	F	–	(65)	(65)
Net finance costs		80	110	190
Other income		185	–	185
Loss before income taxes		(21,239)	275	(20,964)
Income tax expense		657	–	657
Loss for the period		(21,896)	275	(21,621)
Other comprehensive income		–	–	–
Other comprehensive income for the period net of income tax		–	–	–
Total comprehensive loss for the period		$(21,896)	$275	$(21,621)
Total comprehensive loss attributable to:
Shareholders of the Company		(20,387)	275	(20,112)
Non-controlling interests		(1,509)	–	(1,509)
Total comprehensive loss for the period		$(21,896)	$275	$(21,621)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

		Previous GAAP	Effect of transition to IFRS	IFRS
	Notes	Three months ended March 31, 2010
Cash flows from/(used in):
Operating activities:
Loss for the period	A	$(3,488)	$(131)	$(3,619)
Adjustments for:
Depreciation	D	580	(357)	223
Amortization of intangible assets	D	160	357	517
Deferred tax		230	–	230
Share-based payment transactions	A	172	131	303
		(2,346)	–	(2,346)
Change in operating assets and liabilities:
Change in trade and other receivables		1,187	–	1,187
Change in prepayments		(368)	–	(368)
Change in trade payables and accrued liabilities		(1,121)	–	(1,121)
Cash used in operating activities		(2,648)	–	(2,648)
Income taxes receivable/payable		(1,346)	–	(1,346)
Net cash used in operating activities		(3,994)	–	(3,994)
Investing activities:
Acquisition of property, plant and equipment		(43)	–	(43)
Net cash used in investing activities		(43)	–	(43)
Financing activities:
Cash flows from financing activities		–	–	–
Net cash used in financing activities		–	–	–
Net decrease in cash and cash equivalents		(4,037)	–	(4,037)
Cash and cash equivalents, beginning of period		23,447	–	23,447
Cash and cash equivalents, end of period		$19,410	$–	$19,410

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

		Previous GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Cash flows from/(used in):
Operating activities:
Loss for the period	A	$(21,896)	$275	$(21,621)
Adjustments for:
Depreciation	D	2,047	(1,004)	1,043
Amortization of intangible assets	D	325	1,004	1,329
Impairment of capital assets		1,763	–	1,763
Gain on long-term investments		(185)	–	(185)
Impairment of intangible assets		3,566	–	3,566
Deferred tax		684	–	684
Share-based payment transactions	A	193	(275)	(82)
		(13,503)	–	(13,503)
Change in operating assets and liabilities:
Change in trade and other receivables		2,926	–	2,926
Change in prepayments		484	–	484
Change in trade payables and accrued liabilities		(96)	–	(96)
Cash used in operating activities		(10,189)	–	(10,189)
Income taxes receivable/payable		(1,550)	–	(1,550)
Net cash used in operating activities		(11,739)	–	(11,739)
Investing activities:
Acquisition of property, plant and equipment		(1,065)	–	(1,065)
Cash received from long-term investments		185	–	185
Disposal of capital assets		21	–	21
(Increase) in security deposits		(265)	–	(265)
Net cash used in investing activities		(1,124)	–	(1,124)
Financing activities:
Cash flows from financing activities		–	–	–
Net cash used in financing activities		–	–	–
Net decrease in cash and cash equivalents		(12,863)	–	(12,863)
Cash and cash equivalents, beginning of period		23,447	–	23,447
Cash and cash equivalents, end of period		$10,584	$–	$10,584

A.	Share-based payments

The Company has a share option plan for directors, officers and other key employees.  Under Canadian GAAP, share option grants were accounted for as capital transactions at the time of the grant and were reflected as share options in the total equity attributable to the shareholders of the Company.  The fair value of the options was measured at grant date using the Black-Scholes pricing model, and was recognized over the period that the employee earns the options.  The fair value was recognized as an expense in the condensed consolidated statements of comprehensive loss with a corresponding increase in equity.  The amount recognized as expense was adjusted to reflect the number of share options expected to vest.  The Company did not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures were accounted for as they occur.

Under IFRS, share options for directors, officers and other key employees are measured initially, based on the fair value of the options, using an option-pricing model.  Each vesting instalment over the vesting period of the options is accounted for as a separate arrangement and the Company estimates the number of options for which the requisite service is expected to be rendered.

B.	Deferred tax

In January 2007, the Company acquired the poker brand and the customer list of Parbet and the assets and operations of Casino.co.uk, a gaming portal.  Included in the allocation of the purchase price, the Company recorded future income tax liabilities.

Under IFRS, a deferred tax liability is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

C.	Non-controlling interest

Under Canadian GAAP, the Company classified non-controlling interest (minority interest) as a separate component between liabilities and equity in the condensed consolidated balance sheets.

Under IFRS, non-controlling interest is classified as a component of equity separately disclosed from the parent shareholders’ equity.

In addition, the Company has elected to avail of the exemption under IFRS 1, not to retrospectively restate any business combinations under IFRS 3 Revised.

D.	Property, plant and equipment

Under Canadian GAAP, the Company classified computer software licenses and capitalized software development costs as property, plant and equipment.

Under IFRS, computer software licenses and capitalized software development costs are classified as intangible assets.

E.	User funds held on deposit

Under Canadian GAAP, the Company classified user funds held on deposit as a separate component of non-current assets.  Under IFRS, user funds held on deposit are reclassified as current assets.

F.	Finance costs

Under Canadian GAAP the company classified foreign exchange gains and losses as a component of operating expense in the condensed consolidated statements of comprehensive loss.  Under IFRS foreign exchange gains and losses other than those arising on financial instruments measured at fair value through the profit and loss are recorded as a component of net finance income/costs.  Finance costs are shown on the face of the condensed consolidated statements of comprehensive loss as an expense after results of operating activities.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in comprehensive income.  Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Trade and other receivables are classified as loans and receivables and are recorded at amortized cost.  The Company has determined that the carrying value represents fair value as at March 31, 2011 and December 31, 2010.

All trade payables, accrued liabilities and liabilities for user funds held on deposit are recorded at amortized cost.  The Company has determined that the carrying value represents fair value as at March 31, 2011 and December 31, 2010.

Long-term investments are classified as available-for-sale assets which are measured at fair value.  Temporary changes in fair value of long-term investments are recognized in comprehensive income.  Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of comprehensive loss.  Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

The Company has exposure to credit risk and market risk from its use of financial instruments.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The carrying amount of the Company’s financial assets represents its maximum credit exposure.

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses.  Historically the Company has not experienced any significant credit losses associated with its Hosted Casino, Branded Games and Poker businesses and does not have any material trade receivable balances greater than 90 days outstanding.  As a result, the Company believes that its trade receivables represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

The Company manages its credit risk associated with cash and cash equivalents by holding investments, according to Company investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net income or the value of its financial instruments.

The Company operates internationally giving rise to exposure to changes in foreign exchange rates.  The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances.  The Company believes that it is, to a degree, naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at March 31, 2011, approximately 52% of the Company’s financial assets were denominated in its functional currency (December 31, 2010: 66%).

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days.  The Company is exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location it invests in.

RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company engages the services of a law firm in which a former member of the Board of Directors is a partner.  Fees paid to this firm for the three months ended March 31, 2011 were $nil (Q1 2010: $0.1 million) and are included in general and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss.  At March 31, 2011, there was $nil outstanding (December 31, 2010: $nil)

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” as of the end of the period covered by this Management’s Discussion and Analysis was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of March 31, 2011, our disclosure controls and procedures, as defined by National Instrument 52-109 - Certification of Disclosures in Issuers’ Annual and Interim Filings are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is summarized and reported within the time periods specified therein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, and reconciled to United States GAAP.  It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2011.  Management based its assessment on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and concludes that, as of March 31, 2011, internal control over financial reporting is effective.

Changes in Internal Controls

There have been no changes in our “internal control over financial reporting” that occurred during the three months ended March 31, 2011 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Other than as set out below, the primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from the Company’s MD&A for the year ended December 31, 2010 as contained in our 2010 Audited Financial Statements filed on SEDAR at www.sedar.com or available on EDGAR at www.sec.gov.

We may be involved in litigation arising in the ordinary course of business.  The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

We are involved in litigation arising in the ordinary course of business.  The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important.  There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

In December 2010, a significant supplier of games delivered to the Company a notice of arbitration relating to the agreement between the two companies.  In February 2011, the Company delivered to the supplier a notice of termination of the agreement, to take effect from March 2011.  Notwithstanding this termination, in April 2011, a non-binding memorandum of understanding setting out a commercially acceptable solution was signed between the parties with the aim of concluding a binding agreement.  In the absence of achieving such a binding agreement, arbitration hearings are likely to proceed later in 2011.

In February 2011, a brand licensor delivered to the Company a notice purporting to terminate the brand license agreement between the two companies, claiming that the Company had breached such agreement.  In May 2011, the brand licensor reaffirmed its position that the brand license agreement is terminated.  The Company believes there is no breach that warrants termination of the agreement and, accordingly, considers the agreement to remain in force.  In the absence of a commercially acceptable resolution of this matter, the Company intends to pursue litigation in order to protect its rights.